IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

Exhibit 99.3

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Company”, “ImmunoPrecise” or “IPA”) for the year ended April 30, 2023. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of IPA on July 6, 2023.

The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRIC”) guidance as issued by the International Accounting Standards Board (“IASB”). Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

This document contains forward-looking statements about IPA's future outlook, future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which IPA is a party, product development, future revenue growth, research and development initiatives, and general market trends and developments. These statements, which involve expectations, estimates, and projections, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict and/or are beyond IPA's control.

The forward-looking statements are based on certain assumptions, including the progress, timing, and costs related to the execution of IPA's business plan and strategy; estimates and projections regarding the industry in which IPA operates; the future success of research and development activities, including the advancement of IPA's AI technologies, the LENSai software, and HYFT technology. Assumptions are also made on the absence of material changes in various areas such as regulatory environment, general business and economic conditions, market demand for IPA's services, competitive landscape, and technological disruptions. Furthermore, the statements take into account estimates regarding future financing and capital.

The success of IPA's AI technologies is subject to inherent uncertainties of technology development and implementation, including the complexity of tasks the AI is being developed to perform, potential technical difficulties, the necessity for continuous adaptation to new scientific findings and data, and regulatory and ethical considerations. Furthermore, the potential for IPA's AI technologies to generate revenues is contingent upon market acceptance, development of commercially viable applications, and establishment of successful business models.

Forward-looking statements inherently carry risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations. Thus, these statements should be approached with caution, and undue reliance on them should be avoided. Some of these risks and uncertainties are outlined in the 'RISKS AND UNCERTAINTIES' section of this MD&A. It is important to note that forward-looking statements are not assurances of future performance. As actual results and future events could vary significantly from those anticipated in these statements, they should not be taken as accurate predictions. Despite the potential updates or revisions of forward-looking statements due to new information or future events, IPA is under no obligation to make these changes unless required by law. These cautionary notes serve to qualify all forward-looking statements contained in this MD&A explicitly.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

GENERAL

Founded on November 22, 1983, and incorporated under Alberta law, IPA's common shares ("Common Shares") currently trade on the Nasdaq Global Market under the ticker symbol "IPA". As of November 25, 2022, the Company made a strategic decision to voluntarily delist the Common Shares from the TSX Venture Exchange (TSXV). The corporate headquarters of IPA is situated at 3204 - 4464 Markham Street, Victoria, BC V8Z 7X8.

OVERVIEW

Integrated within ImmunoPrecise Antibodies Ltd.'s wet lab infrastructure is a diverse array of in silico technologies. These state-of-the-art computational methodologies allow the company to perform detailed and comprehensive evaluations across various stages of biologic discovery and development. The synergy between ImmunoPrecise's in silico analyses and wet lab procedures enhances the efficacy of the workflow, thereby offering a unique value proposition to its partners. This strategic integration underscores ImmunoPrecise's commitment to innovative solutions, driving not only operational efficiency but also pioneering advancements in the field with each fiscal year.

Services

IPA is a leading biotherapeutic research and technology firm, distinguished by its proficiency in both in silico and wet lab methodologies. At the intersection of systems biology, multi-omics modeling, and complex artificial intelligence systems, the company has carved out a unique space within the field. The core of the company's operations encompasses a diverse suite of proprietary technologies that aid in the exploration, discovery, and development of novel drugs and biologics.

The breadth of services provided by ImmunoPrecise unfolds sequentially in alignment with the process of antibody discovery and development. Starting from the in silico arena, the company utilizes custom antigen modeling, target analysis using Natural Language Processing ("NLP"), and the patented HYFT analysis to lay the groundwork for the subsequent experimental phases.

As the projects transition into the wet lab phase, ImmunoPrecise's capabilities diversify, offering an array of services such as design and manufacturing, B cell sorting incorporating IPA's proprietary Function First B Cell screening and sequencing, and the production and screening of custom, immune, and proprietary naïve phage display libraries. IPA's wet lab antibody discovery technologies are compatible with in-depth mining of antibody repertoires by next generation sequencing ("NGS") and computational analysis. The Company's hybridoma discovery and production services, enhanced by multiplexed high-throughput screening and single clone-picking, complement the expertise it possesses with transgenic animals and multi-species antibody discovery.

The Company then steps into antibody characterization studies, which encompass affinity measurements, epitope landscape profiling, functional assays, and in silico analyses including immunogenicity, three-dimensional modeling, relative affinity rankings, molecular docking, and off-target analyses. Additional services include the creation of bi-specifics, single domain (such as VHH and VNAR (shark)) antibodies, recombinant cloning, protein and antibody production and downstream processing, stable cell line generation, antibody engineering, optimization including humanization, and cryopreservation and cryostorage.

ImmunoPrecise's wholly-owned subsidiaries, IPA Canada and IPA Europe, have received recognition as approved Contract Research Organizations ("CROs") for top-tier transgenic animal platforms producing antibodies with human antigen binding domains, along with protein manufacturing. The subsidiaries also form a critical component of the Company's R&D investments, promoting the development of proprietary technologies like B cell Select® and DeepDisplayTM platforms, applicable across a wide array of species and strains, including transgenic animals.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

Operations of the Company

IPA is a global operation with a presence in Utrecht and Oss in the Netherlands, Dienpenbeek in Belgium, Victoria, British Columbia, in Canada and Fargo, North Dakota in the United States. This broad reach enables IPA to tap into thriving locations that strongly support the life sciences industry and the development of artificial intelligence.

The Company's leadership, spanning North America and Europe, holds global responsibility for financial and accounting oversight, sales and marketing, investor relations, and information technology. An enterprise resource management system aids in automating marketing and sales, enhancing customer relationship management, and simplifying accounting, financial reporting, and project management tasks.

The Company’s head office is in Victoria, British Columbia, and the base for U.S. operations is in Fargo, North Dakota.

IPA Canada operates from Victoria, British Columbia (Canada), performing custom antibody generation since its inception. The Company has recently completed the expansion of its vivarium in Victoria while simultaneously intensifying its capabilities in measuring protein binding kinetics and high-throughput label-free protein-protein interactions, enlarging the vivarium, and further developing and improving technologies such as its B cell Select® platform.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

The acquisition of U-Protein Express B.V. ("UPE") and ModiQuest Research B.V. ("MQR"), now collectively named IPA Europe, has deepened the Company’s technological competence, and expanded its capabilities for partners worldwide. The team from MQR in Oss brings extensive expertise in various areas, including in vitro antibody phage library generation, antibody characterization, optimization, and engineering. The UPE team in Utrecht specializes in the production of complex proteins and antibodies, supporting numerous programs across various sectors using their proprietary expression platform rPEx®.

On April 14, 2022, the Company successfully acquired BioStrand BV, BioKey BV, and BioClue BV, a group of innovative artificial intelligence entities based in Belgium. These entities are leaders in the field of multi-omics and in silico biotechnology, specializing in the intricate task of identifying unique biological fingerprints within proteins, RNA, and DNA across multiple information layers, giving rise to unprecedented insights into biological molecules, including intricate relationships between protein structure and function. They have constructed a comprehensive knowledge base of these distinctive biological markers, which serves as a significant tool for their comparison and processing. This strategic acquisition further bolsters the Company’s standing in the rapidly advancing fields of multi-omics and in silico antibody discovery and development.

The Company continues to broaden its intellectual property portfolio in additional, meaningful ways, including internal R&D, acquisitions, and collaborations. There is also an emphasis on therapeutic antibody asset development in areas such as oncology, inflammation, neurodegenerative diseases, autoimmunity, and atherosclerosis.

STRATEGY AND OUTLOOK

The management team at IPA places a strong emphasis on initiatives designed to increase revenue, enhance internal assets, and maximize shareholder value. Central to our mission is the aspiration to fundamentally transform the approach to biotherapeutic discovery and development. By integrating our advanced artificial intelligence (AI)-driven software, LENSai, we aim to introduce a new paradigm that underscores accuracy, precision, speed, cost-effectiveness, and energy efficiency, thereby changing how the world processes complex and disparate data.

One core component of our strategy is the integration of LENSai and its AI and in silico capabilities into our services. Through LENSai, we are enhancing the precision of our in silico capabilities, which subsequently complement our traditional wet lab services.

Our goal is to remain a preferred partner for therapeutic antibody researchers, providing an integrated, data-driven, technologically advanced continuum of services. We are working towards accelerating the transition of novel therapies from the lab to the clinic by providing a bridge between in silico predictions and wet lab validations. Our in silicotools, powered by LENSai, can predict potential targets and functional outcomes, and provide iterative feedback from our wet lab experiments designed to refine these predictions and improve the accuracy of our AI models.

In 2022, to accommodate operational growth, we relocated our Utrecht facility to larger premises within the Utrecht Science Park, which resulted in a doubling of our lab capacity. This strategic move was driven by the need to meet increasing market demands in Europe, North America, and Asia.

Pharmaceutical industry trends suggest an increasing reliance on external partners like IPA for expertise, cost-effectiveness, and rapid turnaround times. As a service provider with both wet lab and AI-driven in silico capabilities, management believes they align well with these industry needs.

The monoclonal antibody market is experiencing growth, with an increasing focus on antibody R&D in response to the rising incidence of cancer, infectious diseases, and chronic diseases. The therapeutic antibody market, valued at US$115 billion in 2018 according to a study published in the Journal of Biomedical Science in January 20202, is projected to reach US$300 billion by 2025. According to GrandViewResearch.com, the protein and antibody-related service and product market is predicted to grow at a CAGR of 6.2% to US$5.6 billion by 2027.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

IPA is not simply adapting to market trends but is attempting to actively set new standards and demonstrate novel capabilities. IPA considers itself leaders in the field of AI-integrated biotherapeutics research. The Company's unique blend of AI-driven in silico capabilities and traditional wet lab services guides our innovation.

AI for Drug Discovery

The initial stage of the drug discovery process involves identifying a novel drug candidate and its therapeutic target. In the context of antibody discovery, this phase involves leveraging artificial intelligence (AI) to speed up the process of identifying and designing new antibodies. The AI platform employs machine learning and other AI methodologies to analyze vast amounts of data related to antibodies, yielding insights into their structure, function, and intermolecular interactions. Potential drug candidates or novel drug targets are evaluated based on parameters such as efficacy, potency, bioavailability, and toxicity.

Artificial intelligence is increasingly becoming a crucial tool in the healthcare industry, especially in the area of drug research. AI technology has the capability to identify therapeutic targets and plays a critical role in the design, discovery, and efficient screening of molecules. According to a 2022 report by ReportLinker, the global AI in Drug Discovery Market, valued at USD 253.8 million in 2019, is projected to reach USD 3,932.87 million by 2030, growing at a CAGR of 40.8 % from 2020 to 2030. This growth is attributed to the ability of AI to understand disease mechanisms, establish biomarkers, and generate data or models for the drug discovery process.

Our acquisition of BioStrand in April 2022 marked a significant advancement for the organization. BioStrand has developed a universal solution and technology designed to work across all species, sequencing machines, and application domains. The transition from traditional bioinformatics algorithms to indexing, exact matching, and pattern recognition has facilitated ultra-scalability, high-speed analysis of large datasets, and maintained high accuracy.

The Company's AI-driven software, LENSai, takes advantage of this technology. It enables us to extract the potential from data, discover connections between data, and pull new and valuable information from existing data. Furthermore, BioStrand's HYFT™ framework converts unstructured data into structured data, allowing for default feature reduction and efficient downstream analysis using advanced AI/ML techniques. The HYFT™ fingerprints create a link between sequences and literature analysis through a bottom-up Natural Language Processing approach, providing a universal syntax for the language of biology. This proprietary pattern and profile detection is crucial for understanding diseases and biological processes.

BioStrand's HYFT™ framework makes all accessible biological data rapidly computable. The technology developed by BioStrand offers a solution for "omics" (DNA, RNA, amino acids) data management, analysis, and storage, effectively addressing the current challenges and bottlenecks in bioinformatics. The integration of this technology with the LENSai platform results in an incredibly efficient system for managing and analyzing omics data. This combination of technologies is capable of processing huge tasks at high speed and scale, all while maintaining a light computational footprint.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

SELECTED ANNUAL INFORMATION (expressed in Canadian Dollars)

The following is a summary of certain selected financial information of the Company for the years ended April 30, 2023, 2022, and 2021.

(in thousands)	2023	2022	2021
Total	$	$	$
Revenue	20,665	19,364	17,912
Cost of sales	(9,102)	(8,381)	(6,374)
Expenses	(40,144)	(27,731)	(19,137)
Net loss	(26,560)	(16,709)	(7,340)
Total assets	77,813	93,647	66,959
Total liabilities	(20,010)	(18,362)	(10,035)
Dividends declared	—	—	—
Loss per share	(1.07)	(0.85)	(0.45)

OVERALL PERFORMANCE AND LIQUIDITY

The Company achieved revenues of $20.7 million during the year ended April 30, 2023, a 6.7% (9.0% adjusting for the effects of currency translation) increase from revenues during the year ended April 30, 2022 of $19.4 million. The Company incurred total expenses of $40.1 million during the year ended April 30, 2023, an increase of $12.4 million compared to the year ended April 30, 2022. Net loss totaled $26.6 million and $16.7 million for the years ended April 30, 2023 and 2022.

As of April 30, 2023, the Company had cash on hand of $8.4 million compared to $30.0 million as of April 30, 2022. The Company expects its cash on hand as of April 30, 2023 will be insufficient to fund the Company’s operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Compnay will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

RESULTS OF OPERATIONS

Comparison of the years ended April 30, 2023 and 2022

Revenue

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Project revenue	18,677	17,356	1,321	7.6%
Product sales revenue	1,747	1,652	95	5.8%
Cryostorage revenue	241	356	(115)	-32.3%
Total revenue	20,665	19,364	1,301	6.7%

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

The Company achieved revenue of $20.7 million during the year ended April 30, 2023, a 6.7% increase from the year ended April 30, 2022. Revenue growth from the prior year was 9.0% when adjusting for the effect of currency translations. The increase in revenue was primarily driven by growth in the Company’s B cell Select® platform and protein manufacturing services.

Gross Profit

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Gross profit	11,563	10,983	580	5.3%
Gross profit margin	56.0%	56.7%

Gross profit totaled $11.6 million during the year ended April 30, 2023, an increase of 5.3% compared to the year ended April 30, 2022, while gross profit margin decreased slightly to 56.0% from 56.7% during the prior year.

Research and development

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Research and development	12,280	7,663	4,617	60.3%

During the year ended April 30, 2023, research and development expenses increased to $12.3 million from $7.7 million during the year ended April 30, 2022. Expenditures on research activities totaled $10.8 million during the year ended April 30, 2023 (2022 - $6.7 million), including $8.3 million on Talem’s PolyTope® antibody combination therapy. Additional expenditures include compensation expense of $1.2 million (2022 - $0.7 million), and depreciation of $0.2 million (2022 - $0.2 million).

Sales and marketing

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Sales and marketing	3,608	2,678	930	34.7%

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

Sales and marketing expenses totaled $3.6 million during the year ended April 30, 2023, compared to $2.7 million during the year ended April 30, 2022. Expenditures during the year ended April 30, 2023 include $2.5 million in compensation expense (2022 - $2.1 million), $0.7 million in advertising costs (2022 - $0.5 million), and $0.2 million in travel costs (2022 - $0.03 million).

General and administrative

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
General and administrative	19,812	15,377	4,435	28.8%

During the year ended April 30, 2023, general and administrative expenses totaled $19.8 million, an increase of $4.4 million compared to the year ended April 30, 2022. Salaries and benefits increased $2.1 million due primarily to the addition of staff at BioStrand and routine annual pay increases. Professional fees decreased $0.2 million, driven primarily by a decrease in legal costs. Management fees increased $1.3 million due to contracted general managers at the BioStrand site. Share-based payment expenses decreased by $1.0 million. Additionally, the Company recorded an impairment charge of $2.5 million related to the BioStrand cash-generating unit. See Note 9 for more information.

Other Income / Expense

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $
Accretion	(30)	(85)	55
Grant and subsidy income	332	75	257
Interest and other income	270	279	(9)
Unrealized foreign exchange gain	227	631	(404)
Total other income	799	900	(101)

The Company recorded other income of $0.8 during the year ended April 30, 2023, compared to other income of $0.9 million during the year ended April 30, 2022. The most noteworthy variance is the decrease in unrealized foreign exchange gain of $0.4 million compared to the year ended April 30, 2022, a result of currency revaluations at the current quarter-end exchange rate. Grant income increased $0.3 million compared to the year prior, as the Company recorded the first round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

FOURTH QUARTER

Comparison of the three months ended April 30, 2023 and 2022

Revenue

	Three Months Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Project revenue	4,860	4,704	156	3.3%
Product sales revenue	693	475	218	45.9%
Cryostorage revenue	68	60	8	13.3%
Total revenue	5,621	5,239	382	7.3%

The Company recorded total revenue of $5.6 million during the three months ended April 30, 2023, the highest quarterly revenue total the Company has recorded. The growth in revenue represents an increase of $0.4 million, or 7.3%, compared to the three months ended April 30, 2022. Project revenue growth was driven primarily by increases in the Company’s B cell Select® platform and protein manufacturing services.

Gross Profit

	Three Months Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Gross profit	3,341	3,316	25	0.8%
Gross profit margin	59%	63%

Gross profit totaled $3.3 million during the three months ended April 30, 2023, an increase of $0.3 million compared to the three months ended April 30, 2022. Gross profit as a percent of revenue decreased to 60% compared to 63% during the same period last year. The increase in cost of sales is attributable to increased cost of supplies to support growth in revenue.

Research and development

	Three Months Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Research and development	502	1,324	(822)	-62.1%

Research and development expenses totaled $0.5 million three months ended April 30, 2023, a decrease of $0.8 million compared to the three months ended April 30, 2022. The decrease is primarily attributable to reduced expenditure related to Talem’s PolyTope® antibody combination therapy.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

Sales and marketing

	Three Months Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Sales and marketing	934	864	70	8.1%

During the three months ended April 30, 2023, sales and marketing expenses totaled $0.9 million, compared to $0.9 million during the three months ended April 30, 2022.

General and administrative

	Three Months Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
General and administrative	6,663	4,913	1,750	35.6%

General and administrative expense totaled $6.7 million during the three months ended April 30, 2023, a $1.8 million increase compared to the three months ended April 30, 2022. Professional fees decreased $1.4 million, primarily due to a reduction in legal and consulting costs. These costs were higher during the three months ended April 30, 2022 as the Company completed the acquisition of BioStrand. Management fees increased $0.2 million due to contracted general managers at the BioStrand site. Salaries and benefits including share-based payments increased $0.8 million, primarily due to additional staff at the BioStrand site. Additionally, the Company recorded an impairment charge of $2.5 million related to the BioStrand cash-generating unit. See Note 9 for more information.

Other Income / Expense

	Three Months Ended April 30,
(in thousands)	2023 $	2022 $	Change $
Accretion	(27)	(20)	(7)
Grant and subsidy income	26	19	7
Interest and other income	197	109	88
Unrealized foreign exchange gain	(17)	(190)	173
Total other income (expense)	179	(82)	261

The Company recorded other income of $0.2 million during three months ended April 30, 2023, compared to other expense of $0.1 million during the three months ended April 30, 2022. The increase is primarily attributable to reduced unrealized foreign exchange loss of $0.2 million.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
(in thousands, except share data)	April 30, 2023	January 31, 2023	October 31, 2022	July 31, 2022
Total revenue	5,621	5,171	5,184	4,689
Cost of sales	2,280	2,207	2,405	2,210
Gross profit	3,341	2,964	2,779	2,479
Operating expenses	9,417	7,544	10,603	12,550
Other income (expenses)	179	(15)	347	288
Income taxes	(767)	104	(126)	(403)
Net loss	(5,130)	(4,699)	(7,351)	(9,380)
Basic and diluted loss per share*	(0.20)	(0.19)	(0.30)	(0.38)

	Three Months Ended ($)
(in thousands, except share data)	April 30, 2022	January 31, 2022	October 31, 2021	July 31, 2021
Total revenue	5,239	4,815	4,722	4,588
Cost of sales	1,923	2,229	2,147	2,082
Gross profit	3,316	2,586	2,575	2,506
Operating expenses	7,603	6,893	7,263	5,972
Other income (expenses)	(82)	689	(131)	424
Income taxes	275	208	190	188
Net loss	(4,644)	(3,826)	(5,009)	(3,230)
Basic and diluted loss per share*	(0.22)	(0.20)	(0.26)	(0.17)

*The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants.

Revenue

The Company achieved revenue of $5.6 million during the three months ended April 30, 2023, an increase of 7.3% compared to the three months ended April 30, 2022. The Company has achieved year-over-year revenue growth for six straight quarters, driven by growth in the Company’s B cell Select platform and protein manufacturing services.

Gross Profit

The Company’s annual gross profit margins over the previous eight quarters have consistently been in the 53-63% range, which is in line with management’s expectation.

Operating Expense

The Company’s operating expenses have trended up over the last eight quarters as the Company invested in research and development, completed the BioStrand acquisition, prepared for and completed the Nasdaq listing, and added key leaders and technical employees to the team to aid in executing the Company’s strategies.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

Operating expenses decreased during the three months ended April 30, 2023, as compared to both the prior quarter and the same quarter during the prior year. In both instances this is primarily attributable to a decrease in legal expenses during the quarter.

Other Income (Expense)

Other income (expense) is primarily influenced by unrealized foreign exchange gains or losses stemming contractual and cash holdings denominated in euros or US dollars. This component can vary from quarter to quarter, transitioning between gains and losses due to fluctuations in foreign currency exchange rates.

During the three months ended July 31, 2022, the Company recorded $0.2 million in grant income from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium.

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the consolidated financial statements and accompanying notes for the year ended April 30, 2023.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Year Ended April 30,
(in thousands)	2023 $	2022 $
Net loss	(26,560)	(16,709)
Income taxes	(1,192)	861
Amortization and depreciation	6,685	3,769
Accretion	30	85
Asset impairment charge	2,460	167
Foreign exchange realized loss	82	4
Interest expense	334	302
Interest and other income	(270)	(279)
Unrealized foreign exchange gain	(227)	(631)
Share-based payments	1,943	3,083
Adjusted EBITDA	(16,715)	(9,348)

	Year Ended April 30,
(in thousands)	2023 $	2022 $
Operating expenses	(40,114)	(27,731)
Amortization and depreciation	4,980	2,567
Asset impairment charge	2,460	167
Foreign exchange loss	82	4
Interest expense	334	302
Share-based payments	1,943	3,083
Adjusted Operating Expenses	(30,315)	(21,608)

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

FINANCING ACTIVITIES

2022 Transactions

On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe. The common shares were valued at $0.5 million.

On April 13, 2022, the Company issued 4,077,774 common shares pursuant to the acquisition of BioStrand. The common shares were valued at $18.4 million.

During the year ended April 30, 2022, the Company issued 188,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.6 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $7.95(CAD).

During the year ended April 30, 2022, the Company issued 925,076 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $3.2 million. A value of $0.3 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2022, the Company issued 75,292 common shares with a value of $0.3 million pursuant to the conversion of $0.3 million principal balance of convertible debenture.

2023 Transactions

During the year ended April 30, 2023, the Company issued 263,537 common shares pursuant to the exercise of stock options for total gross proceeds of $0.7 million. A value of $0.8 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2023, the Company issued 309,877 common shares with a value of $1.3 million pursuant to the conversion of $1.4 million principal balance of convertible debenture.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board of Directors, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

On December 11, 2020, the Company filed a $150 million shelf registration statement with the TSXV which was filed with the United States Securities and Exchange Commission (the “SEC”) on January 5, 2021, under which the Company may offer for sale, from time to time, either separately or together in any combination, equity, debt, or other securities described in the shelf registration statement through the 25-month expiration period. The shelf registration statement expired during the three months ended January 31, 2023.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company, at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million, net proceeds less underwriting discounts and commissions of U.S. $19.6 million.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

On February 10, 2021, Company also issued an additional 242,443 common shares at a price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million, net proceeds less underwriting discounts and commissions of U.S. $3.0 million.

In connection with the public offering, the Company issued underwriter warrants to purchase 130,111 common shares with an exercise price of U.S. $16.81, or 125% of the public offering price with an expiry date of February 3, 2026.

As of April 30, 2023, the Company held cash of $8.4. million (April 30, 2022 – $30.0 million) and had working capital of $11.1 million (April 30, 2022 – $28.2 million). During the year ended April 30, 2023, the cash used in operating activities was $19.8 million. As part of the investing activities, the Company made equipment purchases of $1.5 million, and paid deferred acquisition payments of $0.6 million. As part of the financing activities, the Company received $0.7 million from issuing common shares, and incurred lease repayments of $1.3 million.

As of April 30, 2023, the Company has an estimated annual commitment of €0.5 million related to a lease agreement to lease a new facility for its Oss, the Netherlands location.

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12.0 million. As of April 30, 2023, the Company's unpaid commitment related to the BioStrand earnout is €12.0 million.

Although the Company is a going concern, the Company does not have cash reserves to fund all its operations for one year, and strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of common shares or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets or curtail or discontinue the Company’s operations.

CAPITAL EXPENDITURES

The Company made equipment purchases of $1.5 million during the year ended April 30, 2023 (2022 - $1.1 million).

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

OUTSTANDING SHARE DATA

The Company’s outstanding share information as of July 6, 2023 is as follows:

Security	Number	Exercise Price	Expiry date
Issued and outstanding common shares	24,935,448	NA	NA
Stock options	19,000	$4.75	September 24, 2023
Stock options	20,000	$4.10	November 7, 2023
Stock options	180,000	$5.00	December 31, 2023
Stock options	60,000	$5.00	January 11, 2024
Stock options	250,000	$8.50	September 1, 2025
Stock options	210,000	$20.30	January 6, 2026
Stock options(1)	10,000	$10.40	May 9, 2026
Stock options	30,000	$9.19	August 5, 2026
Stock options	28,250	$6.89	January 2, 2026
Stock options	335,332	$7.94	January 7, 2027
Stock options	33,666	$8.30	January 7, 2027
Stock options	25,000	$6.35	February 22, 2024
Stock options	80,000	$5.79	May 15, 2027
Stock options	29,060	$5.55	February 19, 2027
Stock options	609,452	$5.55	February 19, 2028
Warrants(1)	130,111	$16.81	February 3, 2026
Total	26,985,319
(1)
Priced in USD.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

SUBSEQUENT EVENTS

Subsequent to April 30, 2023, the Company entered into a lease agreement for its Victoria location. The lease is estimated to commence during the three months ended July 31, 2023, at an estimated annual cost of $0.4 million when payments begin on January 1, 2024.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised.

Judgements

Business combinations

Acquisitions of a business are accounted for as a business combination if the assets acquired and liabilities assumed constitute a business in accordance with IFRS 3. Judgement is required to determine if the transaction meets the definition of a business combination.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

During the year ended April 30, 2022, the Company acquired all the issued and outstanding shares of Idea Family BV, BioStrand BV, BioKey BV, and BioClue BV (collectively “BioStrand”), as detailed in Note 6. Management concluded that BioStrand met the definition of a business, and accounted for the transaction as a business combination.

The acquisition of BioStrand includes potential future earn-out payments dependent on the future profitability of the business. Judgement was required to determine whether the payments constitute an exchange for the business or are transactions separate from the business combination. The potential future earn-out payments to the selling shareholders of BioStrand will be accounted for separate from the business combination.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s). Management applies judgement to determine CGUs. Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to three different CGUs, the Company’s Oss and Utrecht locations at IPA Europe, and BioStrand. The goodwill allocated to Oss, Utrecht, and BioStrand was $3.1 million, $4.7 million and $11.4 million, respectively, as at April 30, 2023. The goodwill allcoated to BioStrand includes an impairment charge during the year ended April 30, 2023 of $2.5 million (see Note 9).

Estimates

Business combinations

At acquisition date, the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair value. Goodwill is measured as the excess of the consideration transferred over the net of the acquisition-date fair values of the identifiable assets acquired and liabilities assumed. Estimates are required to determine the fair value of assets acquired and liabilities assumed, and estimated fair values may vary from prices that would be achieved in an arm’s length transaction at the acquisition date (see Note 6).

Impairment of long-lived assets

The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period for the Company's Utrecht and Oss locations, and an eight-year period for BioStrand. The projections are based on past experience and actual operating results.

The Company performed its annual goodwill impairment test in April 2023 and no impairment was indicated for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. See Note 9 for details on the weighted average cost of capital used in the assesments of the three CGUs.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

Useful life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that the actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods (see Note 8).

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit and loss over the vesting period. The Company makes assumptions to determine the estimated forfeiture rate of the share options, and these estimates are reviewed at the end of each reporting period. Changes to these estimates may affect contributed surplus and net income (loss) (see Note 12).

Reclassification

For the period ended October 31, 2022, the Company changed the presentation of its expense analysis from the nature of expense method to the function of expense method. In accordance with IAS 1, the Company reclassified comparative amounts beginning with the period started May 1, 2021. The reclassification is intended to provide more relevant information about the activities of separate functions at the Company, along with increased comparability to industry peers.

ADOPTION OF NEW ACCOUNTING STANDARDS

Standards adopted

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling contracts (an example would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The Company adopted this standard effective May 1, 2022. The adoption of the amendment to IAS 37 did not have an impact on the Company’s consolidated financial statements for the year ended April 30, 2023.

Standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2024, which is our fiscal year ending April 30, 2025.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed Disclosure & Procedures, or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to CEO and CFO by others within the Company, and such disclosure procedures are effective to perform the function for which they were established; in order to provide reasonable assurance that:

•
material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•
information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management, with the participation of the CEO and CFO, have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1034, as amended), at the end of the period. Based on their evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of April 30, 2023.

In connection with National Instrument 52-109 - Certificate of Disclosure in Issuer’s Annual and Interim Filings, the Chief Financial Officer of the Company has filed a Certificate with respect to the financial information contained in the consolidated financial statements for the year ended April 30, 2023, Annual Information Form, and this accompanying MD&A (together, the "Annual Filings").

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR at www.sedar.com.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, deferred acquisition payments, and leases. The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As at April 30, 2023, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, and deferred payments approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. A detailed description of the risks and uncertainties pertaining to the Company’s operations can be found in the Company’s Annual Information Form for the fiscal year ended April 30, 2023, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. The Company is not aware of any significant changes to the risks and uncertainties disclosed at that time.

Financial Position and Additional Needs for Liquidity and Capital

The Company is a biopharmaceutical company focused on the development of novel, therapeutic antibodies. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to prove effective, gain regulatory approval or become commercially viable. The Company does not have any products approved by regulatory authorities and has not generated substantial revenues from collaboration and licensing agreements or clinical product sales to date, and has incurred significant research, development and other expenses related to ongoing

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

operations and expects to continue to incur such expenses. As a result, the Company has not been profitable and has incurred operating losses in every reporting period since its inception and has a significant accumulated deficit. Operating costs are expected to increase in the near term as the Company continues product development efforts and expects to continue until such time as any future product sales, royalty payments, licensing fees, and/or milestone payments are sufficient to generate revenues to fund continuing operations. In addition, the Company’s operating expenses are expected to increase compared to last year as a result of its United States public reporting company status. The Company is unable to predict the extent of any future losses or when this business section will become profitable, if ever. Even if the Company achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Research and Development and Product Development

The Company is a life science company that makes customized antibodies and is engaged in the research and product development of new antibodies, processes, procedures and innovative approaches to the antibody production. The Company has been engaged in such research and development activities for over 30 years and has had significant success. Continued investment in retaining key scientific staff, as well as an ongoing commitment in research and development activities, will continue to be a cornerstone in the Company’s development of new services, processes, and competitive advantages such as Rapid Prime™, B cell Select™, DeepDisplay™ and its methods for the production of human antibodies. The Company realizes that such research and product development activities endeavour, but cannot assure, the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies. Furthermore, if it does not achieve sufficient market acceptance of its expansion of its commercialization of its products and services, it will be difficult for the Company to achieve consistent profitability. The Company’s marketing and sales approach and external sales personnel continues to introduce a steady stream of new partners.

Competition

Although the Company believes that there are only a limited number of full-service, biologics, CRO firms, the Company may face intense competition in selling its products and services. Some competitors may have marketing, financial, development and personnel resources which exceed those of the Company. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed on terms it considers acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the Company’s business, financial condition and results of operations. To remain competitive, the Company believes that it must effectively and economically provide: (i) products and services that satisfy partner demands, (ii) superior partner service, (iii) high levels of quality and reliability, and (iv) dependable and efficient distribution networks. Increased competition may require the Company to reduce prices or increase spending on sales and marketing and partner support, which may have a material adverse effect on its financial condition and results of operations. Any decrease in the quality of the Company’s products or level of service to partners or any occurrence of a price war among the Company’s competitors may adversely affect the business and results of operations. Partner reach, service and on-time delivery will continue to be a hallmark of the Company’s ability to compete with other market players. Further, the acquisitions translate to spreading the Company’s footprint on two continents. In addition, the Company has deployed a sales team tasked with continually sourcing and providing market intelligence as part of its activities.

Competition and Obsolescence

The pharmaceutical and biotechnology industries are characterized by rapid and continuous technological innovation. The Company competes with companies around the world that are engaged in the development and production of products and services, including pharmaceutical companies, biotechnology companies, and contract research companies. Academic institutions, governmental agencies and other research organizations also are conducting research and developing technologies in areas in which the Company provides services, either on its own or through collaborative efforts. The Company’s pharmaceutical and biotechnology company partners have internal departments that provide products and services that directly compete with the Company’s products and services. Many of the Company’s competitors offer a broader range of products and services and have greater access to financial, technical, scientific, business development, recruiting and other resources than the Company does, and some of its competitors may also operate with a lower cost

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

structure. The Company anticipates that it will face increased competition in the future as it expands its operations and its products and services and as new companies enter the market and advanced technologies become available. The Company’s products, services and expertise may become obsolete or uneconomical due to technological advances or entirely different approaches developed by the Company, its partners or one or more of its competitors. For example, advances in databases and molecular modeling tools that predict how effectively compounds will treat a targeted disease may render some of its technologies obsolete. While the Company plans to develop technologies that will give it a competitive advantage, it may not be able to develop the technologies necessary for it to successfully compete in the future. Additionally, the existing approaches of the Company’s competitors or new approaches or technologies developed by its competitors may be more effective than those it develops. The Company may not be able to compete successfully with existing or future competitors.

Other competitive factors could force the Company to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to the Company’s drug candidates. If the Company is not able to compete effectively against current and future competitors, its business will not grow and its financial condition and operations will suffer.

Intellectual Property Protection

The Company’s success will depend on its ability to obtain, protect and enforce patents on its technology and products. Any patents that the Company may own or license in the future may not afford meaningful protection for its technology and products. The Company’s efforts to enforce and maintain its intellectual property rights may not be successful and may result in substantial costs and diversion of management time. In addition, others may challenge patents the Company may obtain in the future and, as a result, these patents could be narrowed, invalidated or rendered unenforceable or it may be forced to stop using the technology covered by these patents or to license the technology from third parties. In addition, current and future patent applications on which the Company depends may not result in the issuance of patents. Even if the Company’s rights are valid, enforceable and broad in scope, competitors may develop products based on similar technology that is not covered by the Company’s patents. Further, since there is a substantial backlog of patent applications at the various patent offices, the approval or rejection of the Company and its competitors’ patent applications may take several years.

In addition to patent protection, the Company also relies on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of the Company’s trade secrets and proprietary information, the Company requires its employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide the Company with adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorized use or disclosure. Furthermore, like many companies in the Company’s industry, the Company may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities the Company conducts. In some situations, the Company’s confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom its employees, consultants or advisors have prior employment or consulting relationships. Although the Company require its employees and consultants to maintain the confidentiality of all confidential information of previous employers, the Company or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to its trade secrets. The Company’s failure to protect its proprietary information and techniques may inhibit or limit its ability to exclude certain competitors from the market and execute its business strategies.

Failure of Laboratory Facilities

The Company’s operations could suffer as a result of a failure of its laboratory facilities. The Company’s business will be dependent upon a laboratory infrastructure to produce products and services. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. Any such errors or inadequacies in the software that may be encountered could adversely affect operations, and such errors may be expensive or difficult to correct in a timely manner.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

Further, many of the Company’s operations are comprised of complex mechanical systems that are subject to periodic failure, including aging fatigue. Such failures are unpredictable, and while the Company has made significant capital expenditures designed to create redundancy within these mechanical systems, strengthened biosecurity, improved operating procedures to protect against such contaminations, and replaced impaired systems and equipment in advance of such events, failures and/or contaminations may still occur.

The production of monoclonal and polyclonal antibodies requires state of the art laboratory facilities and the success of these laboratory services depends on the recruitment and retention of highly qualified technical staff to maintain the level and quality of standard of the Company’s products and services expected from partners.

There is no assurance that the Company will be able to expand and operate such state of the art laboratory services and recruit and retain qualified staff.

The Company produces and supplies antibodies and there is no guarantee that such production will be successful and produce the desired results. As a result, the Company continues to be exposed to potential liability that may exceed any insurance coverage that the Company may obtain in the future. As a result, the Company may incur significant liability exposure, which may exceed any insurance coverage that the Company may obtain in the future. Even if the Company elects to purchase such insurance in the future, the Company may not be able to maintain adequate levels of insurance at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims may increase the Company’s operating loss and affect its financial condition.

Pandemic Risk

The Company is currently unable to determine whether the ongoing COVID-19 pandemic will have a negative effect on the Company’s results for the duration of the outbreak. There has been minimal impact on the Company’s operations and results to date, and the Company has not experienced negative impact on partner sales or the supply chain. The Company’s sales, operations and financial performance could suffer given a potential rapidly spreading virus. Internally, the virus may infect its employees resulting in operating at lower productivity levels or even a complete laboratory shutdown. The Company’s business is dependent on its laboratories to produce its products and services which if not operating will impact the financial performance of the company and its ability to meet its obligations. The Company has diversified geographic locations with the ability to perform similar services at other sites. In addition, certain roles have the ability to work remotely, and the Company has business interruption insurance which may aid in the recovery of lost profits. External factors may also contribute to this risk, such as the impact of a pandemic on the Company’s partners and suppliers.

Selection and Integration of Acquired Businesses and Technologies

The Company has expanded its business through acquisitions. The Company may plan to continue to acquire businesses and technologies and form strategic alliances. However, businesses and technologies may not be available on terms and conditions the Company finds acceptable. The Company risks spending time and money investigating and negotiating with potential acquisition or alliance partners, but not completing transactions.

Acquisitions and alliances involve numerous risks which may include:

•
difficulties in achieving business and financial success;
•
difficulties and expenses incurred in assimilating and integrating operations, services, products, technologies or pre-existing relationships with the Company’s clients, distributors and suppliers;
•
challenges with developing and operating new businesses, including those that are materially different from the Company’s existing businesses and that may require the development or acquisition of new internal capabilities and expertise;

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

•
potential losses resulting from undiscovered liabilities of acquired companies that are not covered by the indemnification the Company may obtain from the seller or the insurance acquired in connection with the transaction;
•
loss of key employees;
•
the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies;
•
diversion of management’s attention from other business concerns;
•
a more expansive regulatory environment;
•
acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of the Company’s common stock to the shareholders of the acquired company, dilutive to the percentage of ownership of the Company’s existing shareholders;
•
differences in foreign business practices, customs and importation regulations, language and other cultural barriers in connection with the acquisition of foreign companies;
•
new technologies and products may be developed that cause businesses or assets the Company acquires to become less valuable; and
•
disagreements or disputes with prior owners of an acquired business, technology, service or product that may result in litigation expenses and diversion of the Company’s management’s attention.

If an acquired business, technology or an alliance does not meet the Company’s expectations, its results of operations may be adversely affected.

Some of the same risks exist when the Company decides to sell a business, site or product line. In addition, divestitures could involve additional risks, including the following:

•
difficulties in the separation of operations, services, products, and personnel;
•
diversion of management’s attention from other business concerns; and
•
the need to agree to retain or assume certain current or future liabilities in order to complete the divestiture.

The Company continually evaluates the performance and strategic fit of its businesses (including specific product lines and service offerings) to determine whether any divestitures are appropriate. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets and which could have an adverse effect on the Company’s results of operations and financial condition. In addition, the Company may encounter difficulty in finding buyers or alternative exit strategies at acceptable prices and terms, and in a timely manner. The Company may not be successful in managing these or any other significant risks that it encounters in divesting a business, site or product line or service offering and, as a result, may not achieve some or all of the expected benefits of the divestiture.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2023

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.